Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BILI and HKEX: 9626)

POLL RESULTS OF THE ANNUAL GENERAL MEETING

HELD ON JUNE 30, 2023

Reference is made to the circular (the “Circular”) of Bilibili Inc. (the “Company”) incorporating, amongst others, the notice of the annual general meeting of the Company (the “Annual General Meeting”) dated April 27, 2023 (the “Notice”). Unless the context requires otherwise, the capitalized terms used herein shall have the same meanings as those defined in the Circular.

The board (the “Board”) of directors (the “Directors”) of the Company is pleased to announce that at the Annual General Meeting held on June 30, 2023, all the proposed resolutions as set out in the Notice were taken by poll. The poll results in respect of the resolutions proposed at the Annual General Meeting are as follows:

Resolutions			Number of Votes Cast (%)			Total Number of Votes Cast	Total Number of Voting Shares
			For	Against	Abstain
1.	As an ordinary resolution: THAT the audited consolidated financial statements of the Company and the reports of the directors and auditor of the Company for the year ended December 31, 2022 be received	Class Z Ordinary Shares	237,638,033 (99.765450%)	262,246 (0.110096%)	296,445 (0.124454%)	238,196,724	238,196,724
		Class Y Ordinary Shares	837,151,140 (100.000000%)	0 (0.000000%)	0 (0.000000%)	83,715,114	837,151,140
		Total Number (Class Z & Class Y)	1,074,789,173 (99.948046%)	262,246 (0.024387%)	296,445 (0.027567%)	321,911,838	1,075,347,864

Resolutions			Number of Votes Cast (%)			Total Number of Votes Cast	Total Number of Voting Shares
			For	Against	Abstain
2.	As an ordinary resolution: THAT Ni Li be re-elected to serve as a director until the 2026 annual general meeting of shareholders and until her successor is duly elected and qualified, subject to her earlier resignation or removal	Class Z Ordinary Shares	237,060,730 (99.523086%)	858,786 (0.360536%)	277,208 (0.116378%)	238,196,724	238,196,724
		Class Y Ordinary Shares	837,151,140 (100.000000%)	0 (0.000000%)	0 (0.000000%)	83,715,114	837,151,140
		Total Number (Class Z & Class Y)	1,074,211,870 (99.894360%)	858,786 (0.079862%)	277,208 (0.025778%)	321,911,838	1,075,347,864
3.	As an ordinary resolution: THAT Yi Xu be re-elected to serve as a director until the 2026 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal	Class Z Ordinary Shares	237,066,151 (99.525362%)	859,376 (0.360784%)	271,197 (0.113854%)	238,196,724	238,196,724
		Class Y Ordinary Shares	837,151,140 (100.000000%)	0 (0.000000%)	0 (0.000000%)	83,715,114	837,151,140
		Total Number (Class Z & Class Y)	1,074,217,291 (99.894864%)	859,376 (0.079917%)	271,197 (0.025219%)	321,911,838	1,075,347,864
4.	As an ordinary resolution: THAT Guoqi Ding be re-elected to serve as an independent director until the 2026 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal	Class Z Ordinary Shares	232,744,656 (97.711107%)	5,179,231 (2.174350%)	272,837 (0.114543%)	238,196,724	238,196,724
		Class Y Ordinary Shares	83,715,114 (100.000000%)	0 (0.000000%)	0 (0.000000%)	83,715,114	83,715,114
		Total Number (Class Z & Class Y)	316,459,770 (98.306347%)	5,179,231 (1.608898%)	272,837 (0.084755%)	321,911,838	321,911,838

Resolutions			Number of Votes Cast (%)			Total Number of Votes Cast	Total Number of Voting Shares
			For	Against	Abstain

5.	As an ordinary resolution: THAT authorize the board of directors of the Company to fix the remuneration of the directors	Class Z Ordinary Shares	233,051,651 (97.839990%)	4,739,162 (1.989600%)	405,911 (0.170410%)	238,196,724	238,196,724
		Class Y Ordinary Shares	837,151,140 (100.000000%)	0 (0.000000%)	0 (0.000000%)	83,715,114	837,151,140
		Total Number (Class Z & Class Y)	1,070,202,791 (99.521543%)	4,739,162 (0.440710%)	405,911 (0.037747%)	321,911,838	1,075,347,864
6.	As an ordinary resolution: THAT PricewaterhouseCoopers be re-appointed as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2023	Class Z Ordinary Shares	237,494,595 (99.705231%)	441,035 (0.185156%)	261,094 (0.109613%)	238,196,724	238,196,724
		Class Y Ordinary Shares	83,715,114 (100.000000%)	0 (0.000000%)	0 (0.000000%)	83,715,114	83,715,114
		Total Number (Class Z & Class Y)	321,209,709 (99.781888%)	441,035 (0.137005%)	261,094 (0.081107%)	321,911,838	321,911,838
7.	As an ordinary resolution: THAT a general mandate be granted to the Directors to issue, allot, and deal with additional Class Z ordinary shares of the Company not exceeding 20% of the total number of issued Shares of the Company as of the date of passing of this resolution	Class Z Ordinary Shares	187,191,475 (78.586923%)	50,663,177 (21.269468%)	342,072 (0.143609%)	238,196,724	238,196,724
		Class Y Ordinary Shares	837,151,140 (100.000000%)	0 (0.000000%)	0 (0.000000%)	83,715,114	837,151,140
		Total Number (Class Z & Class Y)	1,024,342,615 (95.256861%)	50,663,177 (4.711329%)	342,072 (0.031810%)	321,911,838	1,075,347,864

Resolutions			Number of Votes Cast (%)			Total Number of Votes Cast	Total Number of Voting Shares
			For	Against	Abstain
8.	As an ordinary resolution: THAT a general mandate be granted to the Directors to repurchase Class Z ordinary shares and/or ADSs of the Company not exceeding 10% of the total number of issued Shares of the Company as of the date of passing of this resolution	Class Z Ordinary Shares	237,570,707 (99.737185%)	288,272 (0.121023%)	337,745 (0.141792%)	238,196,724	238,196,724
		Class Y Ordinary Shares	837,151,140 (100.000000%)	0 (0.000000%)	0 (0.000000%)	83,715,114	837,151,140
		Total Number (Class Z & Class Y)	1,074,721,847 (99.941785%)	288,272 (0.026807%)	337,745 (0.031408%)	321,911,838	1,075,347,864
9.	As an ordinary resolution: THAT the general mandate granted to the Directors to issue, allot, and deal with additional Shares in the capital of the Company be extended by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company	Class Z Ordinary Shares	186,757,481 (78.404723%)	51,170,033 (21.482257%)	269,210 (0.113020%)	238,196,724	238,196,724
		Class Y Ordinary Shares	837,151,140 (100.000000%)	0 (0.000000%)	0 (0.000000%)	83,715,114	837,151,140
		Total Number (Class Z & Class Y)	1,023,908,621 (95.216502%)	51,170,033 (4.758463%)	269,210 (0.025035%)	321,911,838	1,075,347,864

Note: Please refer to the Notice for the full text of the resolutions proposed at the Annual General Meeting.

According to the Articles of Association, each Class Y Ordinary Share shall entitle the holder thereof to ten (10) votes, and each Class Z Ordinary Share shall entitle the holder thereof to one (1) vote (i.e. for resolutions numbered 1 to 3, 5 and 7 to 9 above), save for resolutions numbered 4 and 6 above, in which case each Class Y Ordinary Share and each Class Z Ordinary Share shall entitle its holder to one (1) vote.

As a simple majority of the votes were cast in favor of each of the resolutions numbered 1 to 9 above, all such ordinary resolutions were duly passed as ordinary resolutions.

The total number of issued Shares as at the date of the Annual General Meeting was 415,261,417 Shares, comprising 331,546,303 Class Z Ordinary Shares and 83,715,114 Class Y Ordinary Shares, of which 4,559,523 Class Z Ordinary Shares are reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans. Accordingly, the total number of issued Shares entitling the Shareholders to attend and vote on all resolutions as at the date of the Annual General Meeting was 410,701,894 Shares, comprising 326,986,780 Class Z Ordinary Shares and 83,715,114 Class Y Ordinary Shares. There were no Shares entitling the holders to attend and abstain from voting in favour at the Annual General Meeting as set out in rule 13.40 of the Listing Rules. No person was required under the Listing Rules to abstain from voting on the resolutions proposed at the Annual General Meeting and no party has stated its intention in the Circular to vote against or to abstain from voting the resolutions proposed at the Annual General Meeting.

The Directors, namely Mr. Rui CHEN and Mr. Yi XU, and an independent Director, namely Mr. Guoqi DING, attended the Annual General Meeting either in person or by means of telecommunication.

Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar of the Company, acted as the scrutineer for counting of votes at the Annual General Meeting.

By order of the Board
Bilibili Inc. Rui Chen Chairman

Hong Kong, June 30, 2023

As of the date of this announcement, the Board comprises Mr. Rui CHEN as the chairman, Ms. Ni LI and Mr. Yi XU as Directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent Directors.